SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )1

Venture Lending & Leasing VI, Inc.
(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

None
(CUSIP Number)

Siguler Guff Advisers, LLC	Ropes & Gray LLP
825 Third Avenue, 29th Floor	1211 Avenue of the Americas
New York, NY 10022	New York, NY 10036
Attn: Donald Spencer	Attn: Michael G. Doherty, Esq.
Tel: (212) 332-5105	Tel: (212) 596-9000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 29, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 Page 2 of 7 Pages

1.		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS SIGULER GUFF ADVISERS, LLC EIN No.: 133855629
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 20,972
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 20,972
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,972
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.972%
14.		TYPE OF REPORTING PERSON IA

 Page 3 of 7 Pages

1.		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS GEORGE W. SIGULER EIN No.:
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS PF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,864
	8.	SHARED VOTING POWER 20,972
	9.	SOLE DISPOSITIVE POWER 1,864
	10.	SHARED DISPOSITIVE POWER 20,972
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,836
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.836%
14.		TYPE OF REPORTING PERSON IN

 Page 4 of 7 Pages

SCHEDULE 13D

Item 1.  Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, $.001 par value per share (the “Common Stock”), of Venture Lending & Leasing VI, Inc. (the “Issuer”).  The Issuer’s principal executive office is located at 2010 North First Street, Suite 310, San Jose, CA 95131.

Item 2.                      Identity and Background.

(a)           This Schedule 13D is being filed by Siguler Guff Advisers, LLC (“Siguler Guff”) and George W. Siguler (“Siguler”) (each, a “Reporting Person” and, collectively, the “Reporting Persons”).

(b)-(c)                      The principal business of Siguler Guff is to act as an investment adviser.  Siguler is employed by Siguler Guff & Company LP, Siguler Guff’s parent company.  The principal business address of each Reporting Person is 825 Third Avenue, 29th Floor, New York, NY 10022.

 (d)–(e)  During the last five years, no Reporting Person has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Siguler Guff is a Delaware limited liability company.  Siguler is a citizen of the United States.

Item 3.                      Source and Amount of Funds or Other Consideration.

The ultimate source of funds for the indirect acquisition of the Common Stock purchased by the Reporting Persons was (i) capital contributions from the partners and members of the funds and accounts managed by Siguler Guff in the case of Siguler Guff and (ii) personal funds in the case of Siguler.  The total amount of funds used by the Reporting Persons in making its purchase was $49,000,000.

Item 4.                      Purpose of Transaction.

The Reporting Persons indirectly hold their shares of the Common Stock of the Issuer (through their ownership of membership interests in Venture Lending & Leasing VI, LLC, as described below) for investment purposes.  Either Reporting Person may, from time to time, depending on market conditions and other considerations, purchase additional shares or dispose of some or all of the shares held by it or him, but, except as otherwise described in this statement, neither Reporting Person has any present plans or proposals that relate to or would result in any of the actions enumerated in clauses (a)-(j) of Item 4 of Schedule 13D under the Act, as amended.

Item 5.                      Interest in Securities of the Issuer.

       (a)-(b)     The Reporting Persons may be deemed to beneficially own, in the aggregate, 22.836% of the outstanding membership interests of Venture Lending & Leasing VI, LLC (the “Company”), which owns all of the outstanding shares of the Common Stock of the Issuer (100,000 shares of Common Stock outstanding).  The members of the Company have pass-through voting rights with respect to any action proposed at a meeting of the shareholders of the Issuer or submitted for consent of the shareholders of the Issuer.  As a result, the Reporting Persons may be deemed to beneficially own 22,836 shares (or 22.836%) of the outstanding shares of Common Stock of the Issuer.
The Reporting Persons disclaim their beneficial ownership of such shares except to the extent of their pecuniary interest in the Company.

(c)           None.

Page 5 of 7 Pages

(d)           Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In the ordinary course of business, Siguler Guff enters into investment management agreements with its clients which provide Siguler Guff with the power to vote and dispose of the securities held under such agreements, including the Common Stock.

Item 7.                      Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement (appears at page 7)

 Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  July 9, 2010

SIGULER GUFF ADVISERS, LLC

By:	/s/ Donald P. Spencer
Name: Donald P. Spencer Title: Managing Director

/s/ George W. Siguler
George W. Siguler

 Page 7 of 7 Pages

EXHIBIT A

AGREEMENT REGARDING THE JOINT FILING OF
SCHEDULE 13D
______________________________

The undersigned hereby agree that the statement on Schedule 13D to which this Agreement is annexed as Exhibit A is filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

 Dated:  July 9, 2010

SIGULER GUFF ADVISERS, LLC

By:	/s/ Donald P. Spencer
Name: Donald P. Spencer Title: Managing Director

/s/ George W. Siguler
George W. Siguler